September 26, 2007

Mail Stop 4561

Mr. Ralph A. Fredericks
Treasurer
Holobeam, Inc.
217 First Street, PO Box 287
Ho-Ho-Kus, NJ 07423

Re: Holobeam, Inc.
        Form 10-K for the year ended September 30, 2006
        Filed December 28, 2006
        File No. 0-03385

Dear Mr. Fredericks:

       We issued comments to you on the above captioned filing on February 2, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by October 11, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

       If you do not respond to the outstanding comments or contact us by October 11, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

       Please contact Rachel Zablow at 202-551-3428 if you have any questions.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief